
Mail Stop 3010

September 28, 2009

Glenn H. Stevens
President and Chief Executive Officer
GAIN Capital Holdings, Inc.
550 Hills Drive
Bedminster, New Jersey 07921

>   **Re: Gain Capital Holdings, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 31, 2009**
>   **File No. 333-161632**

Dear Mr. Stevens:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please provide us with highlighted copies of any study, report or survey that you cite or on which you rely. Please mark the relevant portions of the supporting materials to clearly indicate the information that supports your disclosure.

Confirm that the industry reports, studies or surveys that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

3. Throughout your registration statement you utilize industry jargon. For example only, please provide a better explanation for "milliseconds," "proprietary directional market positions," "practice trading accounts," "aggregate price feeds," "colocation facilities," "EMEA," "compression of the dealable spread," "global OTC," "highly scalable," "one click trading," "scale dynamically" and "scale horizontally." If you must include jargon in the body of your prospectus that is understood only by industry experts, you must make every effort to concisely explain these terms where you first use them. In addition, please do not use technical terms or industry jargon in your explanations.

4. We note your use of acronyms in the prospectus that are not commonly understood. Please avoid the use of acronyms. See for example, "FCM," "CBRC," "FDM," "FSA," "CFD," "CIMA," and "SFC." See Rule 421 of Regulation C.

5. In your Risk Factors section, you refer to NFA-imposed fines in two sections. On page 28, you state that the NFA informed you that, among other things, they found misleading statements on eight third-party websites, and imposed a $100,000 fine on you and instructed you to take remedial action. On page 32, you state that the NFA informed you that, among other things, they found that you had failed to develop and implement an adequate anti-money laundering program, and imposed a $100,000 fine. Please provide additional disclosure regarding these incidents, including any other NFA findings.

6. Please provide more detailed disclosure regarding the purpose and business operations of your wholly-owned subsidiary GCAM, LLC.

Prospectus Summary, page 1

Our Company, page 1

7. Please provide a more detailed and clear explanation of "foreign exchange trading." For example, we note on your website you explain that "[i]n a forex trade, you buy one currency while simultaneously selling another."

8. In the first paragraph on page 2 where you refer to the volume of your business in China in 2008, please revise your disclosure to clarify that you have terminated your operations in China due to regulatory issues.

Our Competitive Strengths, page 3

Leading FOREX.com brand name and strong global marketing capability, page 3

9. Please provide your basis for stating that FOREX.com is the "category-defining brand" in the online forex trading industry.

10. You state that for the six months ended June 30, 2009, FOREX.com averaged over 1.3 million "unique visitors." Please describe how you define the term "unique visitors."

Extensive risk management . . ., page 4

11. Please tell us the basis for your statement that you "have extensive experience in the forex market." Revise your disclosure to briefly explain why.

12. We note your statement in this section that, "We believe that our excess capital position in the United States compares favorably to that of many of our competitors." Please consider the appropriateness of this statement in light of your disclosure on page 22 that "many potential competitors are better capitalized than we are."

Experienced management team, page 4

13. Please provide additional disclosure specifically describing the forex experience of individual members of your senior management team so that investors can better understand the relevant experience of your management team.

Risks Associated with our Business, page 7

14. Please expand the discussion of risks to provide a more detailed and substantive summary of the major risks facing you. Additionally, please move this section so that it immediately follows "Our Competitive Strengths." This discussion should be as equally prominent as the discussion of your strengths in the summary section.

Corporate Information, page 7

15. Please expand your disclosure to briefly explain the purpose of each merger and corporate reorganization described in this section, including whether there was a change of control.

Summary Consolidated Financial and Other Data

Pro forma earnings per share, page 12

16. It appears that all outstanding preferred shares will be converted to common shares as a result of this offering. As such, explain to us why these additional shares are not used in the calculation of pro forma basic earnings per share.

Reconciliation of Net Income/(Loss) to Adjusted Net Income, page 14

17. Please explain to us how you have met all of the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to the Non-GAAP measure "Adjusted Net Income".

Risk Factors, page 16

18. Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

- We could be harmed by employee misconduct or errors …, page 20;

- We may not be competitive in emerging international markets, page 23;

- Our business could be harmed by a systemic market event, page 25;

- Changes in interest rates could hurt our business, page 26;

- Some developing regions may be unstable, page 26;

- We are dependent on wholesale forex trading partners, page 26;

- We are subject to risk in using prime brokers, page 26;

- We operate in a heavily regulated environment that imposes …, page 29;

- We are subject to risks relating to potential liability …, page 33;

- We cannot predict our future capital needs or our ability …, page 35; and

- We will incur increased costs as a result of having publicly …, page 35.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. For example, where practicable and material, please revise your disclosure to quantify the impact on your business. For example, in your risk factor on the top of page 26 regarding interest rates, please discuss the financial impact that recent changes in interest rates have had on your business to the extent material. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

19. We note your discussion on page 65 that as a holding company nearly all of your funds are generated from your operating subsidiaries and that historically you have accessed these funds through receipt of dividends from these subsidiaries. Please consider adding a risk factor to discuss any material risks to your business arising from your reliance on dividends from your subsidiaries for your funds. Please expand your disclosure describe the material restrictions that apply to your subsidiaries' ability to pay dividends to you.

The planned expansion of our market-making activities into other financial …, page 22

20. Please expand this risk factor to discuss the significant risks involved with these other financial products. Your reference to all of the risks that pertain to our market-making activities is not sufficient. Please describe the material risks you expect to face.

Risks Related to Third Parties, page 26

21. In each applicable risk factor in this section, please identify the third parties that you substantially rely on. To the extent you have not already done so, please describe the material terms of any material agreements with these key third parties in the business section. You should also file the agreements as exhibits to the registration statement. If you have determined that you are not substantially dependent on these parties, please provide us with an analysis supporting this determination and disclose the number of relevant parties.

We may be subject to possible enforcement action and sanction for …, page 32

22. You disclose that CBRC may impose fines or other penalties on you. Please disclose how large the fines could be and please update this disclosure if the CBRC decides to impose fines or take any other action against you prior to the registration statement going effective.

We will incur increased costs as a result of having publicly traded …, page 35

23. This risk factor as currently written could apply to any public offering. Item 503(c) of Regulation S-K requires that you "do not present risks that could apply to any issuer or any offering." Please revise this risk factor to discuss the specifics about your company that make this a material risk. To the extent

material, please quantify your "increased costs" resulting from having publicly traded common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

24. Please explain your managed flow portfolio in greater detail.

25. We note that you classify your customers' accounts as "tradable accounts" and "traded accounts." Please further disclose if these are separate accounts or if one is a subset of another.

Overview, page 46

26. You disclose that when you commenced offering your forex trading services through your Chinese language website to residents of China in October 2003, you believed that your operations were in compliance with applicable Chinese regulations but later became aware of CBRC prohibitions on forex trading firms providing retail forex trading services to Chinese residents through the Internet without a CBRC permit. In the business section, please disclose your current process for confirming legal and regulatory compliance when you enter new markets.

27. You also disclose that as of December 31, 2008, you no longer accept new customers or maintain direct customer accounts from residents of China, however, for the six months ended June 30, 2009, a small number of existing customer accounts, which were originally opened through your relationship with one of your white label partners prior to the termination of your service offering in China, continued to trade using your platform. Please further disclose why some existing customer accounts in China continue to trade using your platform even after you became aware of CBRC prohibitions on forex trading firms providing retail forex trading services to Chinese residents through the Internet without a CBRC permit. Please also disclose the potential liability you face as a result of such ongoing trading using your platform in China.

General Market and Economic Conditions, page 48

28. Please provide more detailed disclosure regarding how the global market and general economic conditions impacted your customer base and operations during the six months ended June 30, 2009 and how you expect it to continue to impact your customer base and operations.

Year ended December 31, 2008 compared to year ended December 31, 2007, page 58

Revenue, page 59

29. Please disclose what caused compression of the dealable spread.

Summary disclosure about contractual obligations and commercial commitments, page 69

30. Please advise us if the figures in the contractual obligations table are in thousands of dollars or if the figures are correct as currently disclosed.

Estimated Average Daily Trading Volume in Retail Forex, page 80

31. Please revise this table so that the presentation is in larger, more readable font. Please also define all the terms used in the table, such as "CAGR."

Business, page 77

Our Competitive Strengths, page 80

Leading FOREX.com brand name and strong global market capability, page 80

32. Please discuss your registered practice trading accounts in greater detail so investors can better understand the part they play in your business model.

Consistent execution quality, page 81

33. You disclose that you are able to provide your customers with a high degree of certainty in the execution of their trades as a result of your liquidity relationships with three established, global prime brokers, Deutsche Bank, RBS and UBS. Please provide further details regarding your liquidity relationships with these three parties.

Extensive risk management experience and capital position in excess of current regulatory requirements, page 82

34. You disclose that you actively hedge customer transactions with your wholesale forex trading partners based on pre-defined exposure limits. In other parts of the registration statement, however, you disclose that you believe it is neither economically optimal nor necessary from a risk perspective to hedge all of your customers' trades on a one-to-one basis and instead you hedge a select portion of these trades on an aggregate basis in your managed flow portfolio. These statements appear to be contradictory. Please advise on your hedging strategy.

Our Forex Market-Making and Trading Business, page 88

Our forex market-making model, page 88

35. You disclose that customers can trade minimum lots of $100,000 and $10,000 for your standard and mini accounts. Please also disclose the maximum lot size, if any, that customers can trade and whether there are any different margin requirements for larger forex trades.

36. You disclose that each month approximately 8.0% to 15.0% of customer trades submitted are immediately rejected as not executable due to insufficient trading account margin, currency rate movements or other administrative disqualifications. Please disclose any additional "administrative disqualifications" that account for a material amount of trade rejections. Also, please also disclose what happens when trades that are rejected? For example, how are your customers notified of such rejections and what are your customers' options at that point? Finally, please provide further disclosure how currency rate movements or other market or economic conditions prevent trades from being made and how often this occurs.

37. With respect to your managed flow portfolio, please disclose the percentage of your transactions that are naturally hedged, subject to net exposure and redirected, respectively.

Our quote aggregation model, page 90

38. We note the chart on page 90 showing that some customer order flow goes through your managed flow and some goes through offset flow. We also note the disclosure regarding your dealable spread and that you earn the difference between the retail price quoted to your customers and the wholesale price received from your wholesale forex trading partners. Please also disclose whether the dealable spread, as well as the amount of money you earn, is different for managed flow and offset flow of customer forex orders.

Relationship with wholesale forex trading partners, page 91

39. You disclose that you have leveraged your industry experience to secure a "substantial liquidity pool" by establishing trading relationships with at least eleven financial institutions that are "among the most active participants in the global forex market." Please name the eleven financial institutions and disclose the bases for your beliefs that you have secured a "substantial liquidity pool" with financial institutions that are "among the most active participants in the global forex market."

Our Contracts-for-Difference Business, page 93

40. Please provide an analysis of whether the contracts-for-difference you offer are securities under the Securities Act of 1933. If so, please tell us the exemption from registration that you rely on for the issuance of these securities to investors.

Sales and Marketing, page 93

41. You disclose that senior members of your trading and research teams appear "regularly" on major financial news outlets such as CNBC, Business News Network (Canada), FOX News and Bloomberg TV, as well as the Wall Street Journal and Reuters. Please further disclose how often your trading and research teams appear on major financial news outlets such as the ones noted above.

42. Please quantify the number of employees who form your dedicated institutional sales team.

Technology Systems and Architecture, page 97

Scalability, page 97

43. You disclose that on average you have at least 5,000 customers logged onto your trading platform at any given time and can handle an average of approximately 85,000 trade requests per day. Please also disclose the maximum number of customers that your trading platform can handle at any given time. Additionally, please disclose any potential problems you have experienced with customers not being able to log onto your trading platform at any given time and how your resolved those problems.

Regulation, page 100

44. Please expand your disclosure to provide a more robust discussion of the regulations that affect your business. For example, you should name all regulatory authorities in each material jurisdiction. Describe the key regulations that apply to you and your business and the impact on your business. Where practicable, please quantify the impact on your business, to the extent material.

Management, page 105

Compensation Discussion and Analysis, page 112

Elements of Compensation, page 113

Base Compensation, page 113

45. You disclose that you benchmarked your executive compensation against a group

of nine publicly-traded securities brokers, dealers and related service companies and against five securities data and technology providers. You also disclose that changes made to base salaries in 2008 were part of your normal annual compensation review process and reflect your review of competitive compensation levels in the market. Please further disclose where your NEOs base compensation amounts for 2008 fell within the two peer groups that you benchmarked your executive compensation against. Please provide this disclosure for all of the elements of compensation.

Annual Incentive Compensation, page 113

46. You disclose that the weighting of the components of the annual cash incentive bonus is based 50% on the achievement of corporate revenue targets and 50% based on the achievement of set EBITDA margins. You further disclose the corporate revenue targets for your NEOs. Please also disclose the EBITDA margins targets for your NEOs for 2009. Please discuss how actual results compared to targets.

47. We note the 2008 incentive bonuses paid to your NEOs and that Messrs. Stevens, Calhoun, O'Sullivan and Lyons received bonuses of $2,302,000, $440,000, $968,000 and $193,000, respectively, which represented 354.0%, 144.0%, 484.0% and 59.0% of their base salaries, respectively. Please provide detailed disclosure regarding the process by which it was decided to pay your NEOs these incentive bonuses in 2008. For example, what factors led you to decide to pay these specific incentive bonus amounts in 2008 to each of your NEOs and what is the correlation between the incentive bonus amounts for each of your NEOs and their base salaries?

Long-Term Incentive Compensation, page 114

48. Please expand your disclosure to provide a discussion of the long term awards made to each named executive officer and the factors and performance considerations that lead to such awards.

Certain Relationships and Related Party Transactions, page 132

Repurchase Agreement with Certain Stockholders and Warrantholders, page 132

Employee Repurchase with Certain Stockholders and Optionholders, page 133

49. Please disclose the purpose of your decision to enter into the repurchase agreement with certain stockholders and your decision to repurchase shares of your common stock from certain of your employees.

Principal and Selling Stockholders, page 137

50. In the next amendment to your registration statement, please fill in the column entitled "Shares Beneficially Owned Prior to Offering." We may have further comments.

51. For each principal and selling stockholder that is a nonpublic entity, please revise to identify the person or persons with investment and voting control over the shares.

52. Please tell us if any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. We may have further comments.

53. Please clearly identify and describe the transactions in which the selling stockholders purchased the shares being offered.

Financial Statements

Consolidated Statements of Operations and Comprehensive Income/(Loss), page F-4

54. It appears that you are presenting net interest revenue in accordance with Article 9 of Regulation S-X. Please explain to us how you determined that you are subject to the requirements of Article 9 or revise your financial statement presentation to conform to Article 5 of Regulation S-X.

55. The above comment notwithstanding, explain to us how you have applied the guidance in Rule 9-04 of Regulation S-X in determining that it would be appropriate to exclude interest expense on notes payable from your calculation of net interest revenue.

Notes to Consolidated Financial Statements

2. Fair Value Disclosure, page F-16

56. Please explain to us why you have not included comparable fair value disclosures as of December 31, 2007.

3. Receivables From Brokers, page F-17

57. Clarify for us where cash in excess of required collateral and open foreign exchange positions are classified on Consolidated Statements of Financial Condition. Additionally, explain to us why gains or losses realized on liquidated contracts would be included as a receivable. Cite any relevant accounting literature in your response.

6. Goodwill, page F-19

58. Please provide us with more detailed information for the acquisitions of Fortune, GCAM, LLC, Gain Capital Securities, Inc, and Gain Capital Forex.com. In your response, explain to us how you determined that the entities acquired represented businesses in accordance with FASB ASC 805-10-55-4 through FASB ASC 805-10-55-9. Additionally please provide us with an analysis detailing how the purchase price of each entity was allocated and tell us how you determined the fair value of any share based assets used as consideration for the purchase.

9. Convertible, Redeemable Preferred Stock

59. Please revise your disclose to include a roll forward of your convertible redeemable preferred stock for all years presented.

Preferred Stock Embedded Derivative, page F-24

60. It appears from your disclosure on page 46 that holders of your preferred stock are not able to redeem the stock until on or after March 31, 2011. As it does not appear that preferred stockholders are currently able to exercise the redemption provisions, please explain to us how you determined that the conversion feature constituted an embedded derivative that is required to be bifurcated from the host instrument.

18. Segment Information, page F-35

61. Explain to us why you have not included information about geographic areas in accordance with SFAS ASC 280-10-50-41.

19. Closure of Shanghai Company, page F-35

62. Explain to us whether the operations of your Shanghai Company qualify for discontinued operations treatment in accordance with SFAS ASC 360-10-5 Impairment or Disposal of Long-Lived Assets.

Part II. Information Not Required in Prospectus

Item 16. Exhibits and financial statement schedules, page II-3

63. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Andrew P. Gilbert, Esq.